Exhibit 2.1

FIRST AMENDMENT

TO

BUSINESS COMBINATION AGREEMENT

This First Amendment to the Business Combination Agreement (“Amendment”), dated as of December 6, 2021, is by and among (a) FirstCash, Inc., a Delaware corporation (“Parent”), (b) FirstCash Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“New Parent”), (c) Atlantis Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Merger Sub,” and together with Parent and New Parent, the “Parent Parties”), (d) AFF Services, Inc., a Delaware corporation (the “Seller”), (e) American First Finance Inc., a Kansas corporation (the “Company”), (f) Douglas R. Rippel Revocable Trust, a trust formed under the laws of the State of Kansas, and 2013 Douglas R. Rippel Irrevocable Trust, a trust formed under the laws of the State of Kansas (collectively, the “Stockholders”) and (g) Douglas R. Rippel, an individual resident of the state of Kansas (“Rippel,” and together with the Stockholders and Seller the “Seller Parties”). The Company, each Parent Party and each Seller Party are referred to individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties are parties to that certain Business Combination Agreement, dated as of October 27, 2021 (the “Agreement”), providing for, among other things, the acquisition of the Company by New Parent;

WHEREAS, pursuant to Section 12.1 of the Agreement, the Agreement may be amended by a written instrument signed on behalf of all of the Parties; and

WHEREAS, the Parties have deemed it in their best interests to amend the Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree to amend the Agreement as follows:

1.	Defined Terms. Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement.

2.	Amendment of Exhibit C of the Agreement. Exhibit C of the Agreement is hereby deleted in its entirety and replaced with the document attached as Exhibit A to this Amendment.

3.	Additional Definitions. The following additional definitions are incorporated into this Amendment:

“Released Claims” means any and all claims and causes of action of every nature and description, including (Unknown Claims), debts, demands, disputes, rights, suits, matters, damages, obligations or liabilities of any kind, nature, and/or character whatsoever (including, but not limited to, any claims for damages, interest, attorneys’ fees, expert or consulting fees, and any and all other costs, expenses or liabilities whatsoever), whether known or unknown, whether under federal, state, local, statutory, common law, foreign law, or any other law, rule or regulation, whether fixed or contingent or absolute, accrued or unaccrued, liquidated or unliquidated, at law or in equity, matured or unmatured, concealed or hidden, asserted or that might have been asserted, by Seller Parties, or any of them, against the Released Persons based upon, arising out of, or related to any fraud, deception or misrepresentation or omission of any material information or the breach of any covenant, agreement, obligation, representation, warranty or closing condition under

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the Agreement, in each case, arising out of, or relating in any way to (i) the Consumer Finance Protection Bureau’s (“CFPB”) investigation of Parent and its Subsidiaries related to potential violations of the Military Lending Act and related matters, (ii) any actions initiated by the CFPB against Parent and its Subsidiaries related to the subject matter of the CFPB’s investigation of Parent and its Subsidiaries, including the CFPB’s civil action filed against Parent, (iii) the adequacy of, or failure to make, any disclosures related to the foregoing clauses (i) and (ii) made to the Seller Parties or in the Parent Reports, (iv) any subsequent litigation against the Parent Parties related to or arising out of any of the foregoing clauses (i), (ii) and (iii), including, as a result of any declines in the price or trading value of Parent’s or New Parent’s common stock since October 27, 2021 and (v) any declines in the price or trading value of Parent’s or New Parent’s common stock since October 27, 2021 related to any of the foregoing clauses (i), (ii), (iii) or (iv) or the announcement of the entry into the Agreement (collectively, the “CFPB Matter”).

“Released Persons” means the Parent Parties and each of their respective past, present or future parents, subsidiaries, joint ventures, and joint venturers, divisions and affiliates and the respective present and former employees, members, partnerships and partners, principals, officers, directors, controlling shareholders, attorneys, advisors, financial advisors, investment banks, underwriters. accountants, auditors, and insurers and reinsurers of each of them; any entity in which any Person has a controlling interest; and the predecessors, successors, estates, immediate family members, spouses, heirs, executors, trusts, trustees, administrators, agents, legal or personal representatives, assigns, and assignees of each of them, in their capacity as such.

“Unknown Claims” means any and all Released Claims which Seller Parties, or any of them, do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Persons which, if known by him, her, or it, might have affected his, her, or its settlement with and release of the Released Persons, or might have affected his, her, or its decision(s) with respect to this Amendment. Unknown Claims include those Released Claims in which some or all of the facts comprising the claim may be suspected, or even undisclosed or hidden. With respect to any and all Released Claims, the Settling Parties stipulate and agree that the Seller Parties shall have, expressly waived and relinquished the provisions, rights, and benefits conferred by or under California Civil Code § 1542, or any other law of the United States or any state or territory of the United States, or principle of common law that is similar, comparable, or equivalent to § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

4.

Waiver and Release of Claims. Each of the Company and each Seller Party, on behalf of himself or itself and any Person claiming (now or in the future) through or on their behalf, including their respective parents, subsidiaries and Affiliates and their respective past and present officers, directors, partners, members and employees, as well as the heirs, executors, administrators, predecessors, successors and assigns, parents, subsidiaries, Affiliates and attorneys, accountants, investment bankers, financial or investments advisors, commercial bankers, insurers and co-insurers, and other advisors and agents of any of them (collectively, the “Seller Releasors”), without regard to the subsequent discovery or existence of different or

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additional facts, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, at law or in equity, shall be deemed to have fully, finally, and forever waived, released, relinquished, discharged and dismissed each and every one of the Released Claims against the Released Persons; provided, however, that nothing in this Section 4 shall be deemed to release any claim or cause of action the Company, any Seller Party or any other Seller Releasors may have arising out of any fraud or intentional misrepresentation occurring on or after November 12, 2021 committed against the Seller Releasors with respect to the CFPB Matter.

5.

Covenant Not to Sue. Each Seller Party, for themselves and for any Person claiming now or in the future through or on behalf of them, further acknowledges and agrees that they will be forever barred and enjoined from commencing, instituting, prosecuting, or continuing to prosecute any action or other proceeding in any court of law or equity, arbitration tribunal, or administrative forum, asserting the Released Claims against any of the Released Persons; provided, however, that nothing in this Section 5 shall be deemed to bar or enjoin any Seller Party from commencing any action or other proceeding with respect to a claim or cause of action arising out of any fraud or intentional misrepresentation occurring on or after November 12, 2021 committed against the Seller Releasors with respect to the CFPB Matter.

6.

Additional Facts. Each Seller Party, on behalf of himself or itself and the Seller Releasors, acknowledges that they may hereafter discover facts in addition to or different from those which he, she, it or their counsel now knows or believes to be true with respect to the subject matter of the Released Claims, but the Seller Parties shall expressly settle and release any and all Released Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, reckless, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts; provided, however, that nothing in this Section 6 shall be deemed to settle or release any claim or cause of action the Company, any Seller Party or any other Seller Releasors may have arising out of any fraud or intentional misrepresentation occurring on or after November 12, 2021 committed against the Seller Releasors with respect to the CFPB Matter. Each Seller Party acknowledges that the foregoing waiver was separately bargained for and is a key element of this Amendment of which the releases and waivers are a part.

7.

Independent Investigation. The Seller Parties acknowledge that they have had an opportunity to diligence the CFPB Matter to their reasonable satisfaction and have had access to such other information concerning the CFPB Matter as the Seller Parties have requested. Furthermore, the Seller Parties acknowledge the uncertainty and risk involved with the ultimate outcome of the CFPB Matter, which outcome could materially impact the assets, liabilities, business, condition or results of operations of the Parent Parties and the Company.

8.

No Other Amendments; Entire Agreement. Except as expressly modified or supplemented by this Amendment, the Agreement shall be and remain in full force and effect in accordance with its terms and shall constitute the legal, valid, binding and enforceable obligations of the parties. This Amendment and the Agreement, collectively, are the complete agreement of the parties and supersede any prior agreements or representations, whether oral or written, with respect thereto.

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9.	Miscellaneous. The provisions set forth in Article 12 are hereby incorporated mutatis mutandis with all references to the “Agreement” therein being deemed references to this Amendment.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their authorized representatives, effective as of date above.

PARENT:

FIRSTCASH, INC.

By:	/s/ Rick L. Wessel
Name:	Rick L. Wessel
Title:	Chief Executive Officer

NEW PARENT:

FIRSTCASH HOLDINGS, INC.

By:	/s/ Rick L. Wessel
Name:	Rick L. Wessel
Title:	Chief Executive Officer

MERGER SUB:

ATLANTIS MERGER SUB, INC.

By:	/s/ Rick L. Wessel
Name:	Rick L. Wessel
Title:	Chief Executive Officer

[Signature Page to BCA Amendment]

THE COMPANY:

AMERICAN FIRST FINANCE INC.

By:	/s/ J. Douglas Maxwell
Name:	J. Douglas Maxwell
Title:	Chief Financial Officer

THE SELLER PARTIES:

AFF SERVICES, INC.

By:	/s/ J. Douglas Maxwell
Name:	J. Douglas Maxwell
Title:	Treasurer

DOUGLAS R. RIPPEL REVOCABLE TRUST

By:	/s/ Douglas R. Rippel
Name:	Douglas R. Rippel
Title:	Trustee

By:	/s/ Kimberly L. Rippel
Name:	Kimberly L. Rippel
Title:	Trustee

2013 DOUGLAS R. RIPPEL IRREVOCABLE TRUST

By:	/s/ Douglas R. Rippel
Name:	Douglas R. Rippel
Title:	Trustee

/s/ Douglas R. Rippel
Douglas R. Rippel

[Signature Page to BCA Amendment]

Exhibit A

Amended Earn-out Exhibit

EXHIBIT C

EARN-OUT PAYMENTS

1. Definitions. Each capitalized term used and not otherwise defined in this Exhibit C has the meaning assigned to such term in the Business Combination Agreement to which this Exhibit C is attached (the “Agreement”). In addition, the following terms as used herein shall have the following meanings:

(a) “Adjusted EBITDA” means, with respect to the applicable Earn-out Period, the earnings before interest, taxes, depreciation, and amortization of the Company determined in accordance with the Earn-out Principles.

(b) “Additional Tax Gross Up Payments” means the First Additional Tax Gross Up Payment and the Second Additional Tax Gross Up Payment.

(c) “Business” means the businesses, activities, products or services that the Company (i) is actively conducting, offering or providing, in each case, as of the Closing Date or (ii) conducts, offers or provides during the Earn-out Periods, including, without limitation, the offering of lease to own solutions and/or credit products for the purchase of retail goods that New Parent may offer. For the avoidance of doubt, the Business shall not include any businesses acquired by New Parent or any of its Subsidiaries following the Closing Date.

(d) “Commercially Reasonable Manner” means (i) providing the Business with a level of administrative, maintenance and marketing support that is consistent with the support being provided to the Business by the Company as of the Closing Date (as adjusted to take into consideration any growth of the Business during the Earn-out Period) and (ii) providing, subject to Section 3(b) hereof, the Company with sufficient funding or access to funding to enable the Company to continue to make available its consumer finance products to current or new customers in the ordinary course of its business reflecting new origination volume consistent with the Company’s projections provided to Parent prior to the date of the Agreement.

(e) “Earn-out Bonus” means any bonus put in place in connection with the closing of the Transactions by the Company or Rippel in favor of a Company employee and the payment of which is tied to the Earn-out Payments (or the achievement of the underlying Earn-out targets).

(f) “Earn-out Payments” means the First Earn-out Payment, the Second Earn-out Payment, the First Stock Earn-out Payment, the Second Stock Earn-out Payment and the Working Capital Payment.

(g) “Earn-out Periods” mean the First Earn-Out Period and the Second Earn-out Period.

(h) “Earn-out Principles” means the Company’s historical accounting principles, policies and methodologies used in preparing the Audited Financial Statements and, to the extent not inconsistent therewith, GAAP, and subject to the adjustments and principles set forth on Annexes 1 and 2 of this Exhibit C.

(i) “Earn-out Reference Price” means the volume weighted average price of New Parent Common Stock on the NASDAQ, as reported by Bloomberg L.P. or its successor, for the 20 consecutive trading days ending on the fifth trading day prior to the Earn-out Payment Date.

(j) “First Additional Tax Gross Up Payment” means an amount equal to the Maximum Additional Tax Gross Up Amount, multiplied by a fraction (i) the numerator of which is equal to the cash portion of the First Earn-out Payment and (ii) the denominator of which is equal to the sum of the First Earn-out Cap plus the Second Earn-out Cap. Notwithstanding the foregoing, if the Seller, at any time prior to the final determination of the First Earn-out Payment, delivers a notice to New Parent that it will report any New Parent Common Stock received in respect of the First Earn-out Payment as currently taxable for U.S. federal income tax purposes, the numerator in clause (i) above shall be an amount equal to the First Earn-out Payment.

(k) “First Earn-out Cap” means Two Hundred and Fifty Million Dollars ($250,000,000).

(l) “First Earn-out Period” means the 15-month period beginning on October 1, 2021 and ending on December 31, 2022.

(m) “Highest Average Trading Price” means the highest volume weighted average price of Parent or New Parent Common Stock on the NASDAQ, as reported by Bloomberg L.P. or its successor, for any 10 consecutive trading days during the Measurement Period.

(n) “Maximum Additional Tax Gross Up Amount” means Three Million Six Hundred Thousand Dollars ($3,600,000).

(o) “Measurement Period” means the period beginning on [December 6], 2021 and ending on February 28, 2023.

(p) “Second Additional Tax Gross Up Payment” means an amount equal to the Maximum Additional Tax Gross Up Amount, multiplied by a fraction (i) the numerator of which is equal to the cash portion of the Second Earn-out Payment and (ii) the denominator of which is equal to the sum of the First Earn-out Cap plus the Second Earn-out Cap. Notwithstanding the foregoing, if the Seller, at any time prior to the final determination of the Second Earn-out Payment, delivers a notice to New Parent that it will report any New Parent Common Stock received in respect of the Second Earn-out Payment as currently taxable for U.S. federal income tax purposes, the numerator in clause (i) above shall be an amount equal to the Second Earn-out Payment.

(q) “Second Earn-out Cap” means Fifty Million Dollars ($50,000,000).

(r) “Second Earn-out Period” means the 6-month period beginning on January 1, 2023 and ending on June 30, 2023.

(s) “Stock Earn-out Cap” means Seventy Five Million Dollars ($75,000,000).

(t) “Target Price” means $86.25.

(u) “Working Capital Payment” means Twenty Five Million Dollars ($25,000,000).

2. Earn-out Payments.

(a) On the terms and subject to the conditions of the Agreement and this Exhibit C, New Parent will pay (or cause to be paid) to Seller an amount (if any) calculated pursuant to Section 2(b) below (the “First Earn-out Payment”).

(b) The First Earn-out Payment shall be calculated as follows:

(i) if Adjusted EBITDA for the First Earnout Period is less than or equal to $151,100,000, the First Earn-out Payment will be equal to $0;

(ii) if Adjusted EBITDA for the First Earnout Period is greater than $151,100,000, the First Earn-out Payment will be an amount, in cash, equal to 6.25 multiplied by every one dollar ($1) that the Company’s Adjusted EBITDA for the First Earnout Period exceeds $151,100,000, with such amount capped at the First Earn-out Cap; and

(iii) in no event will the First Earn-out Payment be greater than the First Earn-out Cap.

(c) On the terms and subject to the conditions of the Agreement and this Exhibit C, New Parent will pay (or cause to be paid) to Seller an amount (if any) calculated pursuant to Section 2(d) below (the “Second Earn-out Payment”).

(d) The Second Earn-out Payment shall be calculated as follows:

(i) if Adjusted EBITDA for the Second Earnout Period is less than or equal to $89,500,000, the Second Earn-out Payment will be equal to $0;

(ii) if Adjusted EBITDA for the Second Earnout Period is greater than $89,500,000, the Second Earn-out Payment will be an amount, in cash, equal to 1.67 multiplied by every one dollar ($1) that the Company’s Adjusted EBITDA for the Second Earnout Period exceeds $89,500,000, with such amount capped at the Second Earn-out Cap; and

(iii) in no event will the Second Earn-out Payment be greater than the Second Earn-out Cap.

(e) On the terms and subject to the conditions of the Agreement and this Exhibit C, New Parent will pay (or cause to be paid) to Seller an amount (if any) calculated pursuant to Section 2(f) below (the “Stock Earn-out Payments”).

(f)

(i) The “Stock Earn-out Payment” shall be calculated as follows:

a. If the Highest Average Trading Price equals or exceeds the Target Price at any time during the Measurement Period, the Stock Earn-out Payment shall be zero; and

b. If the Highest Average Trading Price does not equal or exceed the Target Price at any time during the Measurement Period, then the aggregate Stock Earn-out Payment will be an amount, in cash, equal to (A) the difference between the Target Price and the Highest Average Trading Price multiplied by (B) the number of shares of New Parent Common Stock issued to Seller as Stock Consideration on the Closing Date, with the aggregate Stock Earn-out Payment capped at the Stock Earn-out Cap and with all calculations subject to adjustment for any split, combination, stock dividends, reclassification or recapitalization with respect to the New Parent Common Stock.

(ii) The “First Stock Earn-out Payment” shall equal 70% of the Stock Earn-out Payment and be payable no later than March 31, 2023.

(iii) The “Second Stock Earn-out Payment” shall equal 30% of the Stock Earn-out Payment and be payable on the last day of the Second Earn-out Period.

(g) No later than 90 days following the last day of each applicable Earn-out Period, New Parent shall prepare and deliver to Seller a written statement (each applicable statement, the “Earn-out Payment Statement”) setting forth in reasonable detail its determination and calculation of Adjusted EBITDA for the applicable Earn-out Period, and, based thereon, its calculation of the applicable First or Second Earn-out Payment, if any. Upon the request of Seller, New Parent will make available to the Seller and its Representatives all accounting records and work papers used in preparing the applicable Earn-out Payments Statement and in calculating the applicable Earn-out Payments. In the event that Seller disputes New Parent’s calculations of Adjusted EBITDA for the applicable Earn-out Period or the applicable Earn-out Payments contained in such Earn-out Payment Statement, the Seller may, within 30 days after receipt of such Earn-out Payment Statement, deliver a notice to New Parent setting forth in reasonable detail the basis for each disputed item, and specifying the amount thereof in dispute (an “Objection Notice”). Any such dispute not resolved by New Parent and Seller within 30 days after New Parent’s receipt of such Objection Notice shall be submitted to and resolved by the Dispute Auditor in accordance with the principles set forth in Section 2.8 of the Agreement, mutatis mutandis. New Parent and Seller shall bear the costs and expenses of the Dispute Auditor based on the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by or on behalf of such party, and Seller and New Parent shall each pay one-half of any retainer required by the Dispute Auditor at the initiation of the engagement, such amount to be reallocated and credited or reimbursed by the other party depending on the final award of the contested amount by the Dispute Auditor.

(h) Each applicable Earn-out Payment (other than the Working Capital Payment, the First Stock Earn-Out Payment and the Second Stock Earn-Out Payment) shall be deemed final for the purposes of this Agreement upon the earliest to occur of (i) the failure of Seller to deliver to New Parent a Dispute Notice stating an objection with respect to the calculations of Adjusted EBITDA for the applicable Earn-out Period or the applicable Earn-out Payments within 30 days after receipt by Seller of each Earn-out Payment Statement, (ii) the resolution of all disputes with respect to such Earn-out Payment Statement set forth in the Objection Notice pursuant to Section 2(g) by Seller and New Parent, and (iii) the resolution of all disputes with respect to such Earn-out Payment Statement set forth in the applicable Objection Notice by the Dispute Auditor pursuant to Section 2(g). The final determinations of such matters shall be non-appealable and incontestable by the Parties and each of their respective Affiliates and successors and assigns and not subject to collateral attack for any reason other than fraud or, in the event of a resolution by the Dispute Auditor, manifest error.

(i) New Parent shall make each applicable Earn-out Payment and each applicable Additional Tax Gross Up Payment, if any, within 10 Business Days of the final determination of each applicable Earn-out Payment in accordance with Section 2 hereof (each such date, the “Earn-out Payment Date”). At New Parent’s option and subject to compliance with Applicable Law, including obtaining the necessary stockholder approval under applicable NASDAQ rules, New Parent shall be permitted to pay any Earn-out Payment to Seller either (i) by wire transfer of immediately available funds to an account designated in writing by Seller, (ii) by issuing to Seller a number of shares of New Parent Common Stock having a value equal to the Earn-out Payment (based on the Earn-out Reference Price) or (iii) a combination of cash and New Parent Common Stock (based on the Earn-out Reference Price) having a combined value equal to the total Earn-out Payment. Any Additional Tax Gross Up Payment shall be made on the applicable Earn-out Payment Date by wire transfer of immediately available funds to an account designated in writing by Seller. Notwithstanding the foregoing, any Earn-out Bonuses (including the amount of any employer-side payroll Taxes) payable as a result of an Earn-out Payment (or the achievement of the underlying Earn-out targets) shall be deducted from the Earn-out Payment payable to Seller and paid to the recipients of such Earn-out Bonuses.

(j) New Parent’s obligation to pay each of the Earn-out Payments and Additional Tax Gross Up Payments to Seller in accordance with Section 2(i) is an independent obligation of New Parent and is not otherwise conditioned or contingent upon the satisfaction of any conditions precedent to the preceding or subsequent Earn-out Payments and the obligation to pay an Earn-out Payment or Additional Tax Gross Up Payment to Seller shall not obligate New Parent to pay any preceding or subsequent Earn-out Payments or Additional Tax Gross Up Payment.

(k) New Parent shall pay the Working Capital Payment to Seller on the last day of the First Earn-out Period and the payment of the Working Capital Payment shall not be subject to any performance or other conditions.

3. Operation of the Business during the Earn-out Period.

(a) Until the expiration of Second Earn-out Period, New Parent covenants and agrees:

(i) to act in good faith and operate the Business in a Commercially Reasonable Manner; and

(ii) to maintain separate books and records for the Business and operate the Business as a separate cost and revenue center of New Parent in a manner that enables it to calculate Adjusted EBITDA for each applicable Earn-out Period and deliver each Earn-out Payment Statement as required by this Exhibit C.

(b) During the Earn-out Periods, the provision of the consumer finance products of the Business shall be subject to the applicable underwriting criteria from time to time promulgated by the Company, which will be substantially consistent with the underwriting criteria used by the Company in the operation of the Business immediately prior to the Closing, subject to any changes necessary to comply with Applicable Law or any changes taken in good faith by New Parent in response to changing industry or market conditions or credit performance of the Company’s loan and lease portfolio and after consultation in good faith with Seller.

(c) Notwithstanding anything to the contrary herein, until the expiration of the Second Earn-out Period, New Parent covenants and agrees that it shall not, directly or indirectly, take any action or fail to take any action in bad faith or take any action or fail to take any action the primary intent of which is to reduce the amount of Adjusted EBITDA for the applicable Earn-out Period or the amount of either applicable Earn-Out Payment. New Parent will, and will cause its Affiliates to, act in good faith in the exercise of its power, authority and control of the Business. In furtherance of the foregoing, New Parent shall not, and New Parent shall cause the Company not to, without the prior written consent of the Seller: (i) incur any material expense inconsistent with the type of expenses incurred by the Company in the operation of the Business in a Commercially Reasonable Manner other than as may be necessary to comply with Applicable Laws or are incurred in response to changing circumstances or events that could reasonably be expected to have a material and adverse impact on the Business and after consultation in good faith with the Seller regarding such expenses; (ii) increase or decrease the book value of any of the Company’s assets except in accordance with the Earn-out Principles; (iii) dissolve, liquidate or adopt any plan of dissolution or liquidation; or (iv) sell any material assets of the Business, if such sale is not either (A) part of a larger sale of substantially all of the assets of New Parent or (B) related to a transaction in which the acquirer of the assets of the Business is not assuming all of New Parent’s obligations arising under the Agreement, including this Exhibit C.

(d) During the Earn-out Period, New Parent shall consult in good faith with Rippel regarding the pursuit of any market opportunities to expand the Company’s products and services that Rippel reasonably believes are in the best interests of the Company and shall utilize commercially reasonable efforts to pursue such market opportunities if New Parent agrees that such opportunities are in the best interests of the Company.

(e) In the event of a consummation of a Sale of the Company prior to the payment of any Earn-out Payments that are otherwise payable, (i) New Parent shall cause the acquiring entity or successor to all or substantially all of the assets of the Company to assume the obligation to pay any such Earn-out Payments and Additional Tax Gross Up Payments in the same manner and to the same extent that New Parent would be required to perform if no sale of the Company had taken place (and, upon such assumption by the acquiring entity or successor, New Parent shall automatically be released from all liability hereunder and all references to New Parent herein shall be deemed to refer to such acquiring entity or successor) or (ii) at New Parent’s option in its sole discretion, New Parent may pay to Seller (A) one hundred percent (100%) of the Earn-out Cap in accordance with Section 2.4 of the Agreement and Section 2(i) hereof and (B) any other Earnout Payments and Additional Tax Gross Up Payments that are otherwise payable at or prior to the consummation of the Sale of the Company and, upon such payment(s), New Parent shall automatically, and without further action by any Person, be released from all liability to make any additional payment(s) hereunder. For purposes of this Exhibit C, a “Sale of the Company” shall mean any one or more of the following: (a) the acquisition by any unaffiliated third party Person or related group of Persons (other than New Parent or any of its Affiliates or direct or indirect subsidiaries), by way of sale, transfer or other acquisition, of all or substantially all of the assets or properties of the Company; or (b) the acquisition by any unaffiliated third party Person or related group of Persons (other than New Parent or any of its Affiliates or direct or indirect subsidiaries) of a majority of the equity securities of the Company (whether by merger, consolidation or otherwise).

4. Tax Reporting; No Security.

(a) New Parent and Seller agree that for federal, state and local income Tax purposes, the Earn-out Payments and Additional Tax Gross Up Payments shall be treated as additional consideration for the sale of the Company Stock except to the extent required by applicable Law to be characterized as interest payment. The Earn-out Payments shall not be considered royalty payments. New Parent shall cause such payments to be reported in good faith in accordance with this Section 4 of this Exhibit C.

(b) The right to receive the Earn-out Payments does not constitute a “security” for U.S. securities law purposes, is not represented by any form of certificate or other instrument, is not transferable, and does not constitute an equity or any other kind of ownership interest in any Person.

(c) The right to receive the Additional Tax Gross Up Payments does not constitute a “security” for U.S. securities law purposes, is not represented by any form of certificate or other instrument, is not transferable, and does not constitute an equity or any other kind of ownership interest in any Person.

Annex 1 to Exhibit C

Adjusted EBITDA

Earn-out Principles:

1.	Adjusted EBITDA shall exclude or include (as applicable) the impact of the following items (without duplication or double counting):

a.

Exclude the impacts of Accounting Standards Codification (“ASC”) Topic 315 – Financial Instruments – Credit Losses (“CECL”), ASC 842 – Leases and any other accounting pronouncements, policies and/or matters not specifically adopted by the Company in preparing the Company Financial Statements;

b.	Exclude the non-cash impact arising from purchase accounting or other similar adjustments for the transactions contemplated by the Agreement;

c.	Exclude any Closing Date Transaction Expenses to the extent included in the Final Adjustment Amount;

d.	Exclude any income related to the release of over-accruals of liabilities and/or expenses in periods prior to the First Earn-out Period;

e.

Exclude the impact of any acquisitions or dispositions of any business or line of business by New Parent after the Closing (whether by merger, asset acquisition, stock purchase or otherwise), recapitalizations or any other reorganization after the Closing, including any and all expense incurred in the pursuit of such transactions;

f.	Except as set forth in 1(g) below, exclude New Parent’s general corporate overhead expenses not directly and exclusively related to the Business;

g.

To the extent any expenses of the Company are reduced or eliminated following the Closing as a result of such expenses being incurred directly by the New Parent or such expenses no longer being necessary as a direct result of the merger, include as an expense in Adjusted EBITDA an amount equal to (i) for expenses eliminated, 50% of the respective projected expense included in the Company’s financial forecast of such Earn-out Period provided to Parent on September 28, 2021 (or if such projected expenses are not reasonably ascertainable from such forecast an amount equal to the Company’s historic costs for such eliminated expenses (as measured during the 12-month period prior to September 30, 2021 and extrapolated over the applicable Earn-out Period)) or (ii) for expenses reduced, 50% of the difference between the respective projected expense included in the Company’s financial forecast of the Earn-out Period provided to Parent on September 28, 2021 (or if such projected expenses are not reasonably ascertainable from such forecast an amount equal to the Company’s most recent historic costs for such reduced expenses (as measured during the 12-month period prior to September 30, 2021 and extrapolated over the applicable Earn-out Period)) and the actual expense incurred by the Company. For the avoidance of doubt, such eliminated or reduced costs are expected to include (but are not limited to) costs of business insurance, HR and other Finance systems or technology services and licenses, office rent and accounting and auditing fees. To the extent there are headcount reductions with respect to any corporate employees of the Company as a result of consolidating job functions with New Parent or as a result of the job function no longer being necessary as a direct result of the merger, an amount equal to 50% of the historical fully burdened employment cost of such corporate employee shall be deducted from Adjusted EBITDA. For the avoidance of doubt, any such service or function shall be considered separately when determining any potential adjustments to Adjusted EBITDA;

h.

Exclude an amount of labor and any other expenses related to the development of the Business’s intellectual property utilizing overseas development resources, including in India (“Development Costs”), to the extent capitalized in accordance with the Earn-out Principles (and permitted to be so capitalized under GAAP) and consistent with the Company’s past practices; provided, that in no event shall the Company be permitted to capitalize and exclude Development Costs (i) during the First Earn-out Period in excess of $2,600,000 or (ii) during the Second Earn-out Period in excess of $1,250,000;

i.

Include an amount of rent expense, without duplication, related to the leased office space for the headquarters in Dallas, Texas during the Earn-out Periods equal to the rent expense associated with 8585 Ricchi Towers, Dallas, Texas 75247 (the “Old Building”) through termination of the lease in October 2022, and the rent expense associated with 1499 Regal Row, Dallas, Texas 75208 (the “New Building”) beginning in November 2022, without giving effect to any rent abatement and based on the monthly rent in the Company’s current lease for the New Building. For the avoidance of doubt, any duplication of rent expense during the Earn-out Periods related to relocation of office space from the Old Building to the New Building shall be an excluded expense in Adjusted EBITDA;

j.

Following the acquisition of those certain Jamaican call center operations of Omni Nearshore Limited by New Parent or its Affiliates (including the Company), the Company will be charged for services provided by such call center operations based on actual expenses incurred by Omni Nearshore Limited’s successor (as applicable), and such charges will be an included expense in Adjusted EBITDA. For the avoidance of doubt, any cost savings as a result of the Company moving domestic job functions to the Jamaican call center (e.g. the difference in cost to employ a domestic worker compared to the historically billed cost of an Omni Nearshore worker) would be included in and benefit Adjusted EBITDA; and

k.

Exclude any increased profit share expense owing to Franchise Group, Inc. or Wichita Furniture, if any, resulting from reduced interest expense, amortization and related fees and costs from the termination of the Fortress Facility, with such increased profit share expenses calculated in a manner that is generally consistent with the sample calculation on Annex 2.

2.

The Company’s lease and loan credit loss provision (collectively, “Bad Debt Expense”) during the Earn-out Periods shall be calculated in accordance with the Earn-out Principles; provided, however that the determination of the appropriate Bad Debt Expense at the end of each respective Earn-out Period shall be based on, among other factors, the losses actually experienced by the Company during such Earn-out Period and the period from the end of the Earn-out Period until the delivery of the applicable Earn-out Payment Statement, in New Parent’s discretion and after consultation in good faith with Seller, shall be subject to review by a third party accounting or valuation firm mutually selected by New Parent and Seller.

Notwithstanding anything to the contrary herein, if the Company’s lease or loan origination volumes generated in the ordinary course of its business during the Earn-out Periods materially exceed or are materially less than those set forth in the forecasts and projections made available to Parent by the Company on or prior to the date of the Agreement, and such origination volumes are reasonably expected to negatively or positively, as applicable, impact Adjusted EBITDA in the Earn-out Periods because the Company would reasonably be expected to incur higher or lower, as applicable, than anticipated Bad Debt Expense at origination as required under the Earn-out Principles, New Parent and Seller shall cooperate in good faith to (a) analyze the extent to which Adjusted EBITDA was negatively or positively impacted by such Bad Debt Expense and (b) consider in good faith whether a modification of Adjusted EBITDA to exclude the negative or positive impact of such Bad Debt Expense is appropriate.

3.

Notwithstanding anything to the contrary herein, in the event the Company incurs any extraordinary, non-recurring or one-time expenses or charges or realizes any extraordinary, non-recurring or one-time losses or gains during the Earn-out Periods not specifically addressed herein, in each case, that are both non-recurring and non-operating in nature, New Parent and Seller shall cooperate in good faith to (a) analyze the extent to which Adjusted EBITDA was impacted by such non-recurring, non-operating items and (b) consider in good faith whether a modification of Adjusted EBITDA to exclude the impact of such non-recurring, non-operating items would be equitable. Any adjustments to Adjusted EBITDA resulting from such extraordinary, non-recurring or one-time items shall be mutually agreed by New Parent and Seller in good faith.